Exhibit 99.1

Cenovus announces $3.0 billion bought-deal

offering of common shares

Calgary, Alberta (March 29, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) announced today that it has entered into a bought-deal financing agreement to sell 187.5 million common shares (“Common Shares”) at a price of $16.00 per share (the “Offering”).

The Offering will be made through a syndicate of underwriters (the “Underwriters”) led by RBC Capital Markets and J.P. Morgan. The gross proceeds from the Offering will be approximately $3.0 billion. The Offering is subject to customary closing conditions, including the receipt of applicable stock exchange approvals, and is expected to close on or about April 6, 2017.

Cenovus has granted the Underwriters an over-allotment option to purchase up to an additional 28.125 million Common Shares at the offering price, exercisable for a period of 30 days after closing. If the over-allotment option is exercised in full, the gross proceeds from the Offering will be approximately $3.45 billion.

Cenovus intends to use the net proceeds from the Offering to finance a portion of the cash consideration payable by it for the purchase of assets in Western Canada from ConocoPhillips, the details of which were announced today in a separate news release issued by Cenovus (the “Acquisition”). The assets to be acquired include ConocoPhillips’ 50% interest in the FCCL Partnership, the companies’ jointly owned oil sands venture operated by Cenovus, as well as the majority of ConocoPhillips’ Deep Basin assets in Alberta and British Columbia. The closing of the Offering is not conditional upon the Acquisition being completed. In the event that the Acquisition is not completed, Cenovus may use the net proceeds of this Offering to, among other things, reduce its outstanding indebtedness, finance future growth opportunities including acquisitions and investments, finance its capital expenditures, repurchase outstanding Common Shares or for other general corporate purposes.

The Common Shares will be offered in all of the provinces and territories of Canada by way of a prospectus supplement to Cenovus’s short form base shelf prospectus, dated February 24, 2016 (collectively, the “Prospectus”). The prospectus supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 in accordance with the multi-jurisdictional disclosure system established between Canada and the United States.

Prospective investors should read the Prospectus and the documents incorporated by reference therein before investing in the Common Shares. These documents may be accessed for free by visiting SEDAR at sedar.com or EDGAR at sec.gov. Alternatively, any underwriter or dealer participating in the Offering will arrange to send prospective investors the prospectus supplement (and any amendments thereto), or the prospective investor may request such documents through any of the contacts listed below:

	Canada	U.S.

RBC Capital Markets

Mail:

RBC Dominion Securities Inc.

Attn: Simon Yeung

Distribution Centre, RBC Wellington Sq., 8th Floor

180 Wellington St. W.

Toronto, Ontario M5J 0C2

Email: Distribution.RBCDS@rbccm.com

Phone: (416) 842-5349

Mail: RBC Capital Markets, LLC Attn: Equity Syndicate 200 Vesey Street, 8th Floor New York, NY 10281-8098 Email: equityprospectus@rbccm.com Phone: (877) 822-4089

J.P Morgan	Mail: JP Morgan Securities Canada Inc. via Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, New York 11717 Email: prospectus-eq_fi@jpmchase.com Phone: (866) 803-9204	Mail: J.P. Morgan Securities LLC via Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, New York 11717 Email: prospectus-eq_fi@jpmchase.com Phone: (866) 803-9204

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Information

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “estimate”, “plan”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “potential”, “may”, “on track”, “confidence” or similar expressions and includes suggestions of future outcomes, including statements about: the planned Offering and Acquisition, the expected closing of the Offering, the use of proceeds from the Offering, and plans regarding the financing of the Acquisition. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry and the capital markets generally. The factors or assumptions on which the forward-looking information is based include: timing and receipt of applicable regulatory approvals for the Offering and the Acquisition; all required financing being available, and all conditions being satisfied or waived to complete the Acquisition; the Offering and Acquisition being completed on the terms and timing expected; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause the company’s actual results to differ materially include: our inability to complete the Acquisition on the terms contemplated by the purchase and sale agreement in respect of the Acquisition, or at all; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; volatility of and assumptions regarding oil and natural gas prices; risks inherent in operation of the company’s business, including health, safety and environmental risks; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s AIF or Form 40-F for the year ended December 31, 2016, available on SEDAR at sedar.com, EDGAR at sec.gov and “Risk Factors” in the prospectus supplement.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.